NSCLC
(GPC3)
Autologous

COLORECTAL
(GCC)
Autologous

SCLC‡§
(DLL3)
Autologous
NCT05680922

GASTRIC, ESOPHAGEAL & PANCREATIC‡
(CLAUDIN 18.2)
Autologous
NCT05539430

MM†
(BCMA)
Allogeneic – CAR-NK
NCT05498545

MM†
(BCMA)
Allogeneic – CAR-γδ T
NCT05376345

RRMM (BCMA)
LEGEND-2†
Autologous
NCT03090659

NHL† /ALL†
(CD19 X CD20 X CD22)†
Autologous
NCT05318963
NCT05292898

HCC†
(GPC3)
Autologous
NCT05352542

RRMM (BCMA)*
CARTIFAN-1
Autologous
NCT03758417

RRMM (BCMA)*
CARTITUDE-1
Autologous
NCT03548207

MM (BCMA)*
CARTITUDE-2
Autologous
NCT04133636

RRMM (BCMA)*
1-3 Prior Lines
CARTITUDE-4
Autologous
NCT04181827

NDMM (BCMA)*
Transplant Not Intended
CARTITUDE-5
Autologous
NCT04923893

NDMM (BCMA)*
Transplant Eligible
CARTITUDE-6
Autologous
NCT05257083

The safety and efficacy of the agents and/or uses under investigation have not been established.
There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson.
†Phase 1 IIT in China.
‡IND applications have been cleared by the U.S. FDA.